Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

June 20, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sandra Hunter Berkheimer Staff Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 7 Filed June 4, 2018 File No. 024-10492

Dear Ms. Berkheimer:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 18, 2018 (the “Comment Letter”) with respect to Post Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 4, 2018, relating to the Company’s offering of up to $15,113,931 in common shares (the “Offering Statement”).

Attached as Exhibit A is a draft response letter and attached as Exhibit B are proposed revisions to the Offering Statement in underlined bold font in response to the Staff’s Comment Letter. Once the Company receives further comments or sign-off from the Staff in connection with these proposed revisions, the Company will file an amended Offering Statement.

* * * * *

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

June 20, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

June 20, 2018

Exhibit A

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

June 20, 2018

[___________], 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sandra Hunter Berkheimer Staff Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 7 Filed June 4, 2018 File No. 024-10492

Dear Ms. Berkheimer:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 18, 2018 (the “Comment Letter”) with respect to Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 4, 2018, relating to the Company’s offering of up to $15,113,931 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Post-Qualification Amendment No. 8 (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Please note that the revised language discussed below has been reflected in the Amended Filing in both the “Risk Factor” section referenced in the Staff’s comments as well as the “How to Subscribe” section where the applicable concepts appear.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

June 20, 2018

Risk Factors, page 26

Risks Related to Our Organization and Structure, page 48

“By purchasing shares in this offering you are bound by the dispute resolution provisions…”, page 53

1.	We note your disclosure on page 54 that purchasers in this offering are subject to the dispute resolution provisions contained in the subscription agreement. Please expand your disclosure to specify the potential individuals against whom the fee-shifting provision would apply. Please also disclose the potential parties who would be allowed to recover under this provision.

Response to Comment No. 1

In response to the Staff’s comment, the Company has updated its disclosure to identify, on the one hand, the Company, and any affiliated parties of the Company, who be able to recover under this provision, and on the other hand, individual investors against whom the fee-shifting provision would apply.

2.	Please expand your risk factor to discuss the risk that the fee-shifting provision may discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure to discuss the risk that the fee-shifting provision may discourage investor lawsuits that might otherwise benefit the Company and its shareholders.

3.	We note your disclosure that the dispute resolution provisions apply to any litigation relating to your subscription agreement, including claims under the U.S. federal securities laws. Please revise your risk factor to specify whether these provisions are intended to apply to the current offering.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its disclosure to specify that the dispute resolution provisions apply to the current offering.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

June 20, 2018

4.	Please revise to disclose your basis for the statement that you have “no reason to believe that the dispute resolution provisions are not enforceable” and disclose whether the provisions apply to secondary purchasers, as well as to purchasers in the primary offering.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its disclosure to note that, based on discussions with and research performed by the Company’s counsel, the Company has no reason to believe that the dispute resolution provisions are not enforceable. In addition, the Company has revised its disclosure to note that these provisions do not apply to secondary purchasers, but do apply to purchasers in the primary offering.

5.	We note your disclosure that your subscription agreement requires that any lawsuit must be conducted in specified courts in Virginia even though a court in another jurisdiction might be viewed as more favorable and convenient to investors, and that subscribers waive their rights to challenge forum for any reason. Please expand your disclosure to address the reasons for adopting the exclusive forum provision.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its disclosure to include some of the reasons for adopting this exclusive forum provision. Chief among these reasons is ensuring that investors in the Company do not bear increased costs of litigation should the Company be required to defend claims brought by individual investors. The Company is new, has relatively few employees, and currently has thousands of investors located in all 50 states and the District of Columbia. It would be costly for the Company to be required to respond to claims, potentially in courts across the U.S., when few of these claims may be material. Instead, the Company, which is based in Washington, D.C., has adopted an exclusive forum provision to reduce costs by requiring claims to be brought in specified courts nearby.

General Observations on the Above Comments

The Company respectfully  notes that it is a low-fee, low-minimum real estate investment vehicle that raises capital over the internet via Regulation A from investors and potential investors in all 50 states and the District of Columbia, thus resulting in a large, geographically dispersed investor base unlike the vast majority of companies of similar size.  However, this innovation in access to investment under Regulation A creates the risk that small, inconsequentially sized disputes brought in far-flung locations across the U.S. (e.g., Alaska) could prove prohibitively expensive to defend and subject to abuse, with the risk of material negative economic effects to shareholders and the Company, while simultaneously stifling innovation in the Regulation A marketplace.

Accordingly, absent arbitration, the Company believes the dispute resolution provisions are for the benefit of both the Company and its shareholders, because, as a small company focused on expanding real estate investing to all U.S. investors via Regulation A, having certainty regarding the dispute resolution venue, choice of law, lack of jury trial, and prevailing party expense reimbursement creates a speedier and more cost efficient manner to resolve any future potential legitimate disputes, while still providing investors with the ability to avail themselves of the U.S. court system for legitimate claims.

* * * * *

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

June 20, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP

Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

Exhibit B

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

June 20, 2018

Revisions to Page 53_of Amendment No. 7 to the Offering Statement_- Risk Factors

By purchasing shares in this offering, you are bound by the dispute resolution provisions contained in our subscription agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing shares in this offering, investors agree to be bound by the dispute resolution provisions contained in our subscription agreement. Such provisions apply to any and all claims or disputes that may be made regarding, relating or arising out of this offering, our ongoing operations and management of our investments, among other things, and limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. These provisions apply to investors in this offering, but do not apply to secondary purchasers of our shares.

By agreeing to be subject to the dispute resolution provisions contained in our subscription agreement, you are severely limiting your rights to seek redress against us in court because you will not be able to utilize a class action, which may discourage attorneys from agreeing to represent investors wishing to pursue a claim against us because they would have to bring individual actions rather than having the opportunity to seek a judgment on behalf of a class of investors, which significantly increases the cost of seeking redress.

Furthermore, in the event you initiate or assert a claim against us, and you do not, in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought, you will be obligated to reimburse us for all fees, costs and expenses (including all reasonable attorneys’ fees, the costs of investigating a claim and other litigation expenses) that we may incur in connection with such claim. This provision applies to individual investors bringing suit, on the one hand, and the Company and its affiliated parties, who may be subject to such claims, on the other hand. Provisions like this may increase the risk that investors will be discouraged from asserting claims that might otherwise benefit us and our shareholders.

In addition to prohibiting class action lawsuits, our subscription agreement also requires that any lawsuit must be conducted in specified courts in Virginia, which is located nearby our offices in Washington, D.C., even though a court in another jurisdiction might be viewed as more favorable and convenient to investors, and in subscribing, you are waiving your rights to challenge such forum for any reason. Furthermore, investors and we are waiving our right to have such lawsuits heard by a jury. Rather, all such lawsuits must be decided by a judge, which does not give the investor the choice of having the case heard by a jury that may potentially be more sympathetic to an individual investor.

These dispute resolution provisions apply in any litigation relating to this offering of shares, our subscription agreement, our common shares or the Company, including claims under the U.S. federal securities laws.

Based on discussions with and research performed by our counsel, we have no reason to believe that the dispute resolution provisions are not enforceable under federal law, the laws of the State of Delaware, the laws of the District of Columbia, or under any other applicable laws or regulations; however, to the extent that one or more of the provisions in our subscription agreement requiring you to waive certain rights were to be found by a court to be unenforceable, the Company would abide by such decision.

By agreeing to be subject to the dispute resolution provisions contained in our subscription agreement, investors will not be deemed to waive the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

June 20, 2018

Revisions to Page 181 of Amendment No. 7 to the Offering Statement_- How to Subscribe – Dispute Resolution Provisions/Waiver of Right to Class Action

Dispute Resolution Provisions/Waiver of Right to Class Actions

By purchasing shares in this offering, investors agree to be conclusively bound by the dispute resolution provisions contained in our subscription agreement. Such provisions apply to any and all claims or disputes that may be made regarding, relating or arising out of this offering, our ongoing operations and management of our investments, among other things, and limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. These provisions apply to investors in this offering, but do not apply to secondary purchasers of our shares.

By agreeing to be subject to the dispute resolution provisions contained in our subscription agreement, you are severely limiting your rights to seek redress against us in court because you will not be able to utilize a class action, which may discourage attorneys from agreeing to represent investors wishing to pursue a claim against us because they would have to bring individual actions rather than having the opportunity to seek a judgment on behalf of a class of investors, which significantly increases the cost of seeking redress.

Furthermore, in the event you initiate or assert a claim against us, and you do not, in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought, you will be obligated to reimburse us for all fees, costs and expenses (including all reasonable attorneys’ fees, the costs of investigating a claim and other litigation expenses) that we may incur in connection with such claim. This provision applies to individual investors bringing suit, on the one hand, and the Company and its affiliated parties, who may be subject to such claims, on the other hand. Provisions like this may increase the risk that investors will be discouraged from asserting claims that might otherwise benefit us and our shareholders.

In addition to prohibiting class action lawsuits, our subscription agreement also requires that any lawsuit must be conducted in specified courts in Virginia, which is located nearby our offices in Washington, D.C., even though a court in another jurisdiction might be viewed as more favorable and convenient to investors, and in subscribing, you are waiving your rights to challenge such forum for any reason. Furthermore, investors and we are waiving our right to have such lawsuits heard by a jury. Rather, all such lawsuits must be decided by a judge, which prevents an investor from making the choice of having the case heard by a jury that may potentially be more sympathetic to an individual investor.

These dispute resolution provisions apply in any litigation relating to this offering of shares, our subscription agreement, our common shares or the Company, including claims under the U.S. federal securities laws.

Before purchasing shares, potential investors must acknowledge, understand, and agree that: (a) they are waiving their right to bring their claim as a class action; (b) all parties, including the investors and the Company, are waiving their right to a jury trial; and (c) all parties are agreeing that the only courts in which their lawsuit may be heard are in Virginia and must be brought in the federal district court for the Eastern District of Virginia, unless there is no applicable federal jurisdiction in which case the lawsuit must be brought in the Circuit Court for Fairfax County, Virginia.

The Company is a low-fee, low-minimum real estate investment vehicle that raises capital over the internet via Regulation A from investors and potential investors in all 50 states and the District of Columbia, thus resulting in a large, geographically dispersed investor base unlike the vast majority of companies of similar size. However, this innovation in access to investment under Regulation A creates the risk that small, inconsequentially sized disputes brought in far-flung locations across the U.S. (e.g., Alaska) could prove prohibitively expensive to defend and subject to abuse, with the risk of material negative economic effects to shareholders and the Company, while simultaneously stifling innovation in the Regulation A marketplace.

Accordingly, we believe the foregoing dispute resolution provisions are for the benefit of both us and our shareholders, because, as a small company focused on expanding real estate investing to all US investors via Regulation A, having certainty regarding the dispute resolution venue, choice of law, lack of jury trial, and prevailing party expense reimbursement creates a speedier and more cost efficient manner to resolve any future potential legitimate disputes, while still providing investors with the ability to avail themselves of the US court system for legitimate claims.